UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

The Company held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on August 25, 2025 at 11:00 a.m. Eastern Standard Time at 405 Lexington Avenue, 26th Floor, New York City, 10174.

Holders of 178,894,079 shares of the Registrant (consisting of 171,688,020 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares, constituting 243,748,610 votes) were present in person or by proxy at the meeting, representing approximately 80.82% of the total 301,595,739 votes outstanding, which correspond to a total of 236,741,208 outstanding shares (consisting of 229,535,149 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares, constituting 301,595,739 votes) and therefore constituting a quorum, present in person or by proxy at the Extraordinary General Meeting and entitled to vote at the Extraordinary General Meeting as of the record date of July 23, 2025. The final voting results for each matter submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

1. Transaction Proposal

The shareholders approved as a special resolution the proposed sale of our subsidiaries, Kids IT Education Inc., a Cayman Islands exempted company, and Tarena Hong Kong Limited, a limited liability company incorporated in Hong Kong, to First Winner Management Limited, a British Virgin Islands company, in exchange for nominal cash consideration of $1. No broker non-votes are counted.

For	Against	Abstain
243,183,930	559,545	5,135

2. Name Change Proposal

The shareholders approved as a special resolution that the Company’s name be changed from “TCTM Kids IT Education Inc.” to ” VisionSys AI Inc.”  No broker non-votes are counted.

For	Against	Abstain
243,742,205	1,255	5,150

3. 2025 Equity Incentive Plan Proposal

The shareholders approved as a special resolution and adopted the Company’s 2025 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares. No broker non-votes are counted.

For	Against	Abstain
243,180,005	563,470	5,135

4. Share Subdivision Proposal

The shareholders approved as an ordinary resolution that every issued and unissued share of par value US$0.001 each in the share capital of the Company be subdivided into 50 shares of par value US$0.00002 each (the “Share Subdivision”) so that immediately following the Share Subdivision, the authorized share capital will become:

US$1,000,000 divided into 50,000,000,000 shares comprising of (i) 43,000,000,000 Class A Ordinary Shares of a par value of US$0.00002 each, (ii) 2,000,000,000 Class B Ordinary Shares with a par value of US$0.00002 each, and (iii) 5,000,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association of the Company. No broker non-votes are counted.

For	Against	Abstain
243,280,740	462,720	5,150

As a result of the approval of the one-for-fifty (1:50) Share Subdivision, the Company, in coordination with the depositary of its American Depositary Shares (the “ADSs”), will implement a corresponding adjustment to the ADS ratio. The ratio will be changed from one ADS representing five (5) Class A ordinary shares to one ADS representing two hundred fifty (250) Class A ordinary shares (the “ADS Ratio Adjustment”). The purpose of the ADS Ratio Adjustment is to ensure that the trading price of the ADSs on The Nasdaq Stock Market is not affected by the Share Subdivision. The ADS Ratio Adjustment is expected to become effective on or about October 10, 2025, subject to the completion of customary notifications and related administrative procedures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: October 3, 2025

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